

07007534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
(FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48910

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___04/01/2006___ AND ENDING___03/31/2007___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Uinta Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___4201 E. Harvard Avenue___
                    (No. and Street)

___Higley, Arizona___   ___85236___
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Russel Thornock___   ___(480) 325-6071___
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Woods & Dwyer, PLC___
                (Name – if individual, state last, first, middle name)

___3101 N Central Ave. Suite 800 Phoenix___   ___Arizona___   ___85012___
      (Address)   (City)   (State)   (Zip Code)

PROCESSED
JUN 07 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAY 2 9 2007
WASH. D.C. 200
SECTION

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Russell Thornock_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Uinta Investments, Inc._____, as of _____March 31_____, 20 _07___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

CATHY A. THORNOCK
Notary Public - Arizona
MARICOPA COUNTY
My Commission Expires
APRIL 9, 2010

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UINTA INVESTMENTS, INC.

FINANCIAL STATEMENTS AND SCHEDULES

MARCH 31, 2007

UINTA INVESTMENTS, INC.

CONTENTS

	Page Number



WOODS & DWYER, P.L.C.
Certified Public Accountants



3101 N. Central Avenue • Suite 800
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

INDEPENDENT AUDITORS' REPORT

Board of Directors
Uinta Investments, Inc.
Phoenix, Arizona

We have audited the accompanying statement of financial condition of **Uinta Investments, Inc.**, an Arizona corporation, as of March 31, 2007, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of **Uinta Investments, Inc.**, an Arizona corporation, as of March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

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Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Woods + Dunson, P.LC

April 28, 2007

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF FINANCIAL CONDITION
March 31, 2007

ASSETS

CURRENT ASSETS		
Cash	$	33,970
Prepaid expenses		12,875
Total current assets	$	46,845

LIABILITIES AND SHAREHOLDER'S EQUITY

ACCRUED LIABILITIES	$	4,000
SHAREHOLDER'S EQUITY		
Common stock, $1 par value, 50,000 shares authorized, 10,000 shares issued and outstanding		10,000
Retained earnings		32,845
		42,845
	$	46,845

)

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF OPERATIONS
For the Year Ended March 31, 2007

Commission income	$ 1,584,696
Commission expense	1,485,081
Gross profit	99,615
General and administrative expenses	31,141
Income from operations	68,474
Interest income	785
Net income	$ 69,259

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For The Year Ended March 31, 2007

	Common Stock	Retained Earnings	Shareholder's Equity
Balance, March 31, 2006	$ 10,000	$ 67,586	$ 77,586
Net income		69,259	69,259
Distributions		(104,000)	(104,000)
Balance, March 31, 2007	$ 10,000	$ 32,845	$ 42,845

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2007

Cash flows from operating activities	
Net income	$ 69,259
Accruals of expected future operating cash receipts and payments	
Decrease (increase) in:	
Prepaid expenses	(7,890)
Net cash provided by operating activities	61,369
Cash flows from financing activities	
Shareholder distributions	(104,000)
Net cash used by financing activities	(104,000)
Net increase (decrease) in cash	(42,631)
Cash at beginning of year	76,601
Cash at end of year	$ 33,970

NOTE 1   **ACCOUNTING POLICIES**

Organization

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the national Association of Securities Dealers (NASD).

Revenue Recognition

The Company earns commissions for introducing investors to various investment projects or to other broker-dealers. Commission revenue and commission expense is recognized on the date the investment is funded by the investor.

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Income Taxes

The Company's shareholder elected under the Internal Revenue code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1   **ACCOUNTING POLICIES** (Continued)

Concentrations

For the year ended March 31, 2007, approximately 94% of the Company's revenues were from three investment projects.

NOTE 2   **NET CAPITAL RULE**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, as defined that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2007, the Company had net capital and a net capital requirement of $29,970 and $5,000, respectively. The Company's net capital ratio was .17to 1.

NOTE 3   **RELATED PARTY ACTIVITIES**

The sole shareholder pays for certain operating expenses of the Company such as office rent, telephone, insurance, photocopy and fax expenses, utilities and postage. The amount of such expenses cannot be reasonably determined.

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1

March 31, 2007

Total shareholder's equity from statement of financial condition	$ 42,845
Adjustments Prepaid expenses	(12,875)
Net capital	29,970
Minimum net capital required	5,000
Excess net capital	24,970
Aggregate indebtedness Accrued expenses	$ 4,000
Ratio of aggregate indebtedness to net capital	17 to 1

**No material differences exist between the un-audited net capital computations as reported on the original FOCUS Part IIA report and the audited computation of net capital as reported within this statement.

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)

SCHEDULE II

INFORMATION FOR POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AND COMPUTATION FOR DETERMINATION OF THE
RESERVE REQUIREMENTS OF RULE 15c3-3

MARCH 31, 2007

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer. The Company carries no margin accounts, does not hold funds for or securities for, or owe money or securities to customers. The Company, therefore, meets the requirements of Paragraph (K)(2)(i) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

UINTA INVESTMENTS, INC.
(AN ARIZONA CLOSE CORPORATION)

REPORT ON INTERNAL CONTROL

MARCH 31, 2007



WOODS & DWYER, P.L.C.
Certified Public Accountants

3101 N. Central Avenue • Suite 800
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Uinta Investments, Inc.
Phoenix, Arizona

In planning and performing our audit of the financial statements and supplemental schedules of **Uinta Investments, Inc.** (the Company) for the year ended March 31, 2007, we considered its internal control, including controls for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

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3. Obtaining and maintaining physical possession or
    control of all fully paid and excess margin
    securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing
and maintaining internal control and the practices and
procedures referred to in the preceding paragraph.   In
fulfilling this responsibility, estimates and judgments by
management are required to assess the expected benefits and
related costs of controls and of the practices and procedures
referred to in the preceding paragraph, and to assess whether
those practices and procedures can be expected to achieve the
SEC's above-mentioned objectives.   Two of the objectives of
internal control and the practices and procedures are to provide
management with reasonable, but not absolute, assurance that
assets for which the Company has responsibility are safeguarded
against loss from unauthorized use or disposition, and that
transactions are executed in accordance with management's
authorization and recorded properly to permit preparation of
financial statements in accordance with generally accepted
accounting principles.   Rule 17a-5(g) lists additional
objectives of the practices and procedures listed in the
preceding paragraph.

Because of inherent limitations in internal control or the
practices and procedures referred to above, error or fraud may
occur and not be detected. Also, projection of any evaluation
of them to future periods is subject to the risk that they may
become inadequate because of changes in conditions or that the
effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily
disclose all matters in internal control that might be material
weaknesses under standards established by the American Institute
of Certified Public Accountants.   A material weakness is a
condition in which the design or operation of the specific
internal control components does not reduce to a relatively low
level the risk that error or fraud in amounts that would be
material in relation to the financial statements being audited
may occur and not be detected within a timely period by
employees in the normal course of performing their assigned
functions.

However, we noted the following matter involving control procedures and their operation that we consider to be a material weakness as defined above.

Segregation of Duties

Effective internal control requires that checks and balances be inherent in an accounting system wherein no transaction is handled in its entirety by a single individual. The limited number of personnel in the Company precludes such control and, accordingly, until growth of the Company is sufficient to warrant the employment of additional personnel to effect the necessary segregation of duties and functions, internal control will continue to be deficient in this respect.

We have been informed by management that for cost-benefit purposes no changes in personnel requirements are anticipated.

This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of **Uinta Investments, Inc.** for the year ended March 31, 2007 and this report does not affect our report thereon dated April 28, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, including the condition discussed above, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

Board of Directors
Uinta Investments, Inc.   Page Four

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Woods & Dwyer P.L.C

April 28, 2007

END

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